Mail Stop 4561

March 12, 2009

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

> **Re: Mediware Information Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 001-10768**

Dear Mr. Mann:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplemental Data, page 33

Notes to Consolidated Financial Statements, page 44

Note 1. The Company and a Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 44

1.   We note you recognize revenue on blood and plasma center solutions and your MediREC solution evenly over the subscription period. In light of the fact that these customers pay an initial start-up fee and a monthly fee for use of your proprietary software and related services, tell us more about how you have established VSOE of fair value for both the subscription element and the services. In this regard, tell us whether you sell subscriptions on a standalone basis without services or other elements. In your response, please address the requirements of paragraph 65 to SOP 97-2.

Note 8. Income Taxes, page 57

2.   Tell us more about the nature of "accrual adjustments and true-up to cumulative temporary differences" along with your consideration for disclosing such information as provided for in paragraph 47 of SFAS 109.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Kirkorian

Stephen Krikorian
Accounting Branch Chief